FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

6

P.E. 12/12/01

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 DECEMBER 2001

CSR LIMITED (ACN 000 001 276)

0-24678

CSR SELLS DOWNER STAKE FOR $A59 MILLION

9 Help St, Chatswood NSW 2067, Australia

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X....... Form 40-F...........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CSR LIMITED
(Registrant)

Date 12/12/01 By: pp M Mille

Name: Luke Keighery

Title: Manager Investor Services
CSR Limited

CSR

News Release

CSR SELLS DOWNER STAKE FOR $A59 MILLION

CSR Limited announced today that it had finalised the sale of its investment in the contract mining group Downer Group Ltd for a total of $A59 million, about A$5 million over book value.

CSR has been progressively selling its stake of 79 million Downer shares since early September. The sale was completed yesterday when a parcel of 44 million shares was sold to various local institutions, in conjunction with an equity placement by Downer.

The investment - which originally comprised around $A15 million in ordinary shares and $A35 million in convertible notes, with a coupon rate of 8% p.a. - was part of the proceeds to CSR from the divestment of its contract mining and civil contracting business to Downer in February 1999. Total proceeds, including the sale of the Downer investment, are now around A$140 million.

"We are in the final stages of our transformation to an international building materials group and the sale of the Downer investment is a further step in the process," said managing director & CEO, Peter Kirby. "The original A$135 million sale to Downer was satisfactory, and we are pleased that we have been able to deliver further value for CSR shareholders by holding this investment for a period.

"The Downer Group has performed well over the past two years and we wish managing director, Stephen Gillies, and his team well for the future."

For further information, please contact Debra Stirling on (02) 9235 8040 or 0419 476 546

12 December 2001
C&IR 08/02